UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
VISHAY PRECISION GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92835K 103
(CUSIP Number)

Ruta Zandman
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143
(610) 644-1300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 19, 2015
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Ruta Zandman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,619
	8	SHARED VOTING POWER 615,487
	9	SOLE DISPOSITIVE POWER 3,010
	10	SHARED DISPOSITIVE POWER 615,487
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Marc Zandman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,681
	8	SHARED VOTING POWER 615,487
	9	SOLE DISPOSITIVE POWER 14,681
	10	SHARED DISPOSITIVE POWER 615,487
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Ziv Shoshani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,861
	8	SHARED VOTING POWER 615,487
	9	SOLE DISPOSITIVE POWER 133,861
	10	SHARED DISPOSITIVE POWER 615,487
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 9, 2014 (as amended, the “Schedule 13D”) by Mrs. Ruta Zandman, Mr. Marc Zandman, and Mr. Ziv Shoshani (collectively, the “Reporting Persons). This Amendment relates to the transfer of certain shares of Class B Common Stock, par value $0.10 per share (“Class B Common Stock”) issued by Vishay Precision Group, Inc. (“Company”) from each of the Estate of Dr. Felix Zandman and the Dr. Felix Zandman Family Trust to Trust B Share II Trust under Article Fifth of the Felix Zandman Family Trust U/A 1/14/11 (“Trust B”). Each of the Reporting Persons is a co-trustee of Trust B and shares voting and dispositive power with respect to Class B Common Stock held by Trust B. Such transfer was effected pursuant to the estate plan of Dr. Felix Zandman and the terms of the Amended and Restated Trust Agreement dated January 14, 2011 made by Dr. Felix Zandman.

Items 2 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

(a) - (c)
This statement on Schedule 13D is being filed by (A) Mrs. Ruta Zandman, individually and as (i) executrix of the Estate of Dr. Felix Zandman, (ii) co-trustee of Trust B; and (iii) the Voting Representative under the Voting Agreement; (B) Mr. Marc Zandman, individually and as co-trustee of Trust B; and (C) Mr. Ziv Shoshani, individually and as co-trustee of Trust B (collectively, the “Reporting Persons”).

Mrs. Zandman serves as a director of Vishay Intertechnology, Inc. (“Vishay”). Mr. Zandman serves as the Executive Chairman of the Board of Directors of Vishay and its Chief Business Development Officer, as well as the Chairman of the Board of Directors of the Company. Mr. Shoshani serves as the Chief Executive Officer of the Company, in addition to serving on the Boards of Directors of Vishay and the Company. The business address of Mrs. Ruta Zandman, Mr. Marc Zandman and of Vishay is 63 Lancaster Avenue, Malvern, Pennsylvania 19355; the business address of Mr. Ziv Shoshani and the Company is set forth in Item 1 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.
(a), (b)    The aggregate number and percentage of shares set forth in this Item 5 and on the cover pages hereto of the Company’s common stock, par value $0.10 per share (“Common Stock”) owned by each Reporting Person are (i) based upon 12,693,625 shares of Common Stock and 1,025,158 shares of Class B Common Stock outstanding as of March 11, 2015, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 11, 2015, (ii) assume the exercise of all options to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person, and (iii) assume the conversion into Common Stock of all of the shares of Class B Common Stock beneficially owned by such Reporting Person.
Mrs. Zandman may be deemed to beneficially own an aggregate of 790,106 shares of Common Stock as a result of her beneficial ownership of (i) 3,010 shares of Common Stock owned by the Estate of Dr. Felix Zandman for which Mrs. Zandman is the executrix (the “Estate Shares”), (ii) 615,487 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by Trust B (the “Trust B Shares”), and (iii) 171,609 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock that are subject to a Voting Agreement pursuant to which Mrs. Zandman, as Voting Representative, may direct the voting of such shares (the “Voting Agreement Shares”).  This aggregate number represents approximately 5.9% of the total shares of the Company's Common Stock currently outstanding.  As the Class B Common Stock is entitled to 10 votes per share, the shares of Common Stock and Class B Common Stock beneficially owned by Mrs. Zandman currently provide her with sole or shared voting power over 34.3% of the Common Stock.
Mrs. Zandman may be deemed to have the sole power to vote or direct the vote of 174,619 shares of Common Stock, comprised of the Estate Shares and the Voting Agreement Shares. Mrs. Zandman may be deemed to have the sole power to dispose or direct the disposition of the Estate Shares. Mrs. Zandman may be deemed to have shared dispositive power and voting power over the Trust B Shares.
Mr. Zandman may be deemed to beneficially own an aggregate of 630,168 shares of Common Stock as a result of his beneficial ownership of (i) 11,044 shares of Common Stock owned directly by Mr. Zandman, (ii) 3,531 restricted stock units scheduled to vest within 60 days, (iii) the Trust B Shares, (iv) 53 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock held directly by Mr. Zandman; and (v) 53 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock owned by one of Mr. Zandman's children. This aggregate number represents approximately 4.7% of the total shares of the Company's Common Stock currently outstanding.  The Class B Common Stock is entitled to 10 votes per share.  The shares of Common Stock and Class B Common Stock beneficially owned by Mr. Zandman currently provide him with sole or shared voting power over 26.9% of the Common Stock. Mr. Zandman may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such shares of Common Stock other than the Trust B Shares.
Mr. Shoshani may be deemed to beneficially own an aggregate of 749,348 shares of Common Stock as a result of his beneficial ownership of (i) 115,035 shares of Common Stock held directly by Mr. Shoshani, (ii) 18,826 shares of Common Stock issuable on the exercise of options that are exercisable within 60 days, and (iii) the Trust B Shares. This aggregate number represents approximately 5.6% of the total shares of the Company's Common Stock currently outstanding.  The Class B Common Stock is entitled to 10 votes per share.  The shares of Common Stock and Class B Common Stock beneficially owned by Mr. Shoshani currently provide him with sole or shared voting power over 27.4% of the Common Stock. Mr. Shoshani may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such shares of Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2015	/s/ Ruta Zandman
Ruta Zandman
/s/ Marc Zandman
Marc Zandman
/s/ Ziv Shoshani
Ziv Shoshani